UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2

1	NAMES OF REPORTING PERSONS
LAL Family Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (see Item 4)
	6	SHARED VOTING POWER	90,659,684 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0 (see Item 4)
	8	SHARED DISPOSITIVE POWER	90,659,684 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		90,659,684 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		27.7% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

Item 1(a).	Name of Issuer:

The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices

767 Fifth Avenue
New York, NY 10153

Item 2 (a)	Name of Person Filing:

LAL Family Corporation (the “Reporting Person”)

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

767 Fifth Avenue
New York, NY 10153

Item 2 (c)	Citizenship:

Delaware corporation

Item 2 (d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e)	CUSIP Number:

518439 10 4

Item 3.	Not applicable

Item 4.	Ownership

(a)
As of December 31, 2012, the Reporting Person beneficially owned 90,659,684 shares of Class A Common Stock as follows:   90,659,684 shares of Class B Common Stock, par value $.01 per share, of the Issuer (“Class B Common Stock”), held indirectly as the sole general partner of LAL Family Partners L.P. (“LALFP”), which owns the shares directly.

(b)
Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the

Reporting Person, the Reporting Person would beneficially own 90,659,684 shares of Class A Common Stock, which would constitute approximately 27.7% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 30, 2013, as set forth in the Issuer’s Form 10-Q filed on February 6, 2013).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 90,659,684 shares of Class B Common Stock for which the Reporting Person has voting power constitute approximately 52.3% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 30, 2013, as set forth in the Issuer’s Form 10-Q filed on February 6, 2013).

(c)
The responses of the Reporting Person to Rows (5) through (8) of the cover pages of this Schedule 13G are incorporated herein by reference.  George W. Schiele (“GWS”) and Joel S. Ehrenkranz (“JSE”), as co-trustees of each of the Evelyn H. Lauder 2012 Marital Trust One (“EHL Trust One”) and the Evelyn H. Lauder 2012 Marital Trust Two (“EHL Trust Two”), and as the directors of the Reporting Person, may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of the shares of Class A Common Stock and Class B Common Stock directly owned by LALFP.  Together, EHL Trust One and EHL Trust Two are the majority stockholders of the Reporting Person, which is the sole general partner of LALFP.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The beneficiaries of EHL Trust One (i.e., William P. Lauder, Gary M. Lauder and their descendants), the beneficiaries of EHL Trust Two (i.e., Leonard A. Lauder and his descendants), the stockholders of the Reporting Person (i.e., EHL Trust One, EHL Trust Two, William P. Lauder, and Gary M. Lauder), and the partners of LALFP (including EHL Trust Two, William P. Lauder, and Gary M. Lauder) do not have the right to, but may receive (at the discretion of GWS and the JSE), dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by LALFP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

LALFP is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2013
LAL Family Corporation

By:	/s/ Joel S. Ehrenkranz
	Name:	Joel S. Ehrenkranz
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement